Michael J. Cuggino, President

June 1, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Permanent Portfolio Family of Funds, Inc.
Files No. 2-75661 and 811-3379
Post-Effective Amendment No. 39 to the Registrant’s Registration Statement on Form N-1A

Ladies and Gentlemen:

            Pursuant to Section 8(c) of the Securities Act of 1933, as amended (“1933 Act”), and Rule 485(b) of Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended, and the rules and regulations thereunder, transmitted herewith on behalf of Permanent Portfolio Family of Funds, Inc. (“Registrant”), is Post-Effective Amendment No. 39 to the Registrant’s currently effective Registration Statement on Form N-1A (“Amendment”). This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the Registrant.

The primary purpose of this filing is to include the Registrant’s financial highlights for the fiscal year ended January 31, 2010, and to update other information in the Registrant’s prospectus and statement of additional information, including non-material language and editorial changes.

The Registrant requests that this filing be made effective immediately upon filing pursuant to Rule 485(b) under the 1933 Act.

In the event you have any questions or comments concerning this filing, please call R. Darrell Mounts, Esq., K & L Gates LLP, at (202) 778-9298.

Respectively submitted,

/s/ Michael J. Cuggino
     Michael J. Cuggino

Attachments

cc:	Deborah O’Neal Johnson
Office of Disclosure and Review

R. Darrell Mounts
K & L Gates LLP

Yoon Choo
K & L Gates LLP

Permanent Portfolio Family of Funds, Inc. • 600 Montgomery Street, Suite 2740, San Francisco, California 94111
(415) 398-8000 • www.permanentportfoliofunds.com • Distributed by Quasar Distributors, LLC